Christopher Bruno

Chief Executive Officer & President

RSE Markets, Inc., the ultimate parent of

RSE Innovation, LLC

T 413-822-9740

chris@rallyrd.com

46 Howard Street, Suite 215

New York, NY 10013

201-564-0493

December 19, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: RSE Innovation, LLC

Offering Statement on Form 1-A

Post Qualification Amendment No. 14 to Form 1-A

Filed December 3, 2024

File No. 024-11612

Ladies and Gentlemen:

This letter is being submitted by RSE Innovation, LLC (the “Company”) in response to the comment letter dated December 18, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Post-Qualification Amendment No. 14 to its Offering Statement on Form 1-A (File No. 024-11612) publicly filed with the Commission on December 3, 2024 (the “Offering Statement”).  This letter (this “Response Letter”) contains the Company’s responses to the Comment Letter. The Company has amended the Offering Statement and is filing Post-Qualification Amendment No. 15 to the Offering Statement (“PQA No. 15”) together with this Response Letter.

For your convenience, each comment is repeated below in bold, followed by the Company’s response.  Unless otherwise defined herein, capitalized terms used in this Response Letter and not otherwise defined are used with the meanings assigned to such terms in PQA No. 15.

Securities and Exchange Commission

December 19, 2024

Amendment No. 14 to Offering Statement on Form 1-A Filed December 3, 2024

General

1.We note that your testing-the-waters materials describe the underlying asset of Series #STEGO as a "Full Stegosaurus Skeleton" and a "complete Stegosaurus Skeleton" and your statement that "[a]s the team continues to dig and catalog additional bones, they've signaled a strong likelihood of increasing that figure to 75% or greater." However, your disclosure on page B-8 of the offering circular states that you have "an expectation of achieving at least 70% completeness by the conclusion of the excavation, though no assurance can be made that the excavation will reach this level of completeness" and your risk factor disclosure on page 39 states that "many steps in the process could damage components of the Underlying Asset" and "components of the Underlying Asset may be damaged in the course of preparing it for presentation." Please reconcile your characterization of the completeness of the skeleton and revise the offering circular or testing-the-waters materials as applicable.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the testing-the-waters materials to clarify that once the excavation is complete, any missing bones will be reconstructed using technology such as 3D scanning and 3D printing. The full skeleton, including both the excavated bones and the reconstructed bones, will then be mounted in an articulated pose for display. The Company also notes that it is customary for archaeologists to refer to full-body dinosaur skeletons (i.e., a complete skeleton rather than a partial one, such as a skeleton of just a dinosaur head or jaw) using the terms “complete” and “full”, but that displayed dinosaur skeletons always include a percentage of reconstructed bones. Consequently, the testing-the-waters materials state that “[m]useum specimens typically fall between 40% - 80% total bone, with the remaining gaps expertly filled via composite.”

In addition, page B-8 of PQA No. 15 has been revised to state, “As is customary for full-body dinosaur skeletons (i.e., a complete skeleton rather than a partial one, such as a skeleton of just a dinosaur head or a jaw), once the excavation is complete, any missing bones will be reconstructed using technology such as 3D scanning and 3D printing. The full skeleton, including both the excavated bones and the reconstructed bones, will then be mounted in an articulated pose for display. The breakdown between excavated bones and reconstructed bones composing the full skeleton will be documented.” Page B-9 of PQA No. 15 has also been revised to clarify that the anticipated Underlying Asset will be mounted “[a]fter the excavation is complete and any missing bones are reconstructed.” Furthermore, the details table on page B-10 of PQA No. 15 has been revised to describe the memorabilia type as follows: “Full Stegosaurus Skeleton (approximately 70% complete, expected to reach at least 75% completion; missing bones will be reconstructed).”

Securities and Exchange Commission

December 19, 2024

2.We note the statement in your testing-the-waters materials that "[a]s an investor, you have the exclusive privilege to influence crucial decisions. Vote on asset sales, auctions, exits, and dividend allocation, ensuring your voice is heard. Experience the true essence of ownership as you actively participate in shaping the future of your investments." However, we note your statement in the offering circular on page 91 that "[t]he Investor does not have any voting rights as an Interest Holder in the Company or a Series except with respect to: (i) the removal of the Manager; (ii) the dissolution of the Company upon a for-cause removal of the Manager; and (iii) an amendment to the Operating Agreement ... ." Please reconcile.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in the testing-the-waters materials to state, “[a]s an investor, you may participate in a non-binding poll regarding whether Rally should sell the asset that you have invested in.” This is consistent with the disclosures that the Company has included in its offering circulars (for example, pages 43 and 67 of PQA No. 15) of the Company providing nonbinding polling for Interest Holders with respect to the Company’s sales of Underlying Assets.

3.We note your testing-the-waters materials state that your objective is to bring the fully mounted, museum-ready skeleton to market within approximately 18-24 months. Please revise your offering circular to disclose your current intentions to sell the asset within that time frame.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page B-8 of PQA No. 15, and the contents of the testing-the-waters materials, to state that the Company’s objective, in collaboration with its excavation partners, is to bring the fully mounted, museum-ready skeleton to market within approximately 12-24 months.

If you have any questions or comments regarding this Response Letter, please call the undersigned at 413-822-9740.  Thank you very much for your attention to this matter

Very truly yours,

/s/ Christopher Bruno

Christopher Bruno

Chief Executive Officer & President, RSE Markets, Inc.

cc:Maximilian Niederste-Ostholt, RSE Innovation, LLC

Timothy W. Gregg, Esq., Maynard Nexsen PC